AH
4/12/2002

TC 4/10

02022882

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 21817

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Federal Street Capital,

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Federal Street
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew D. Clapp, President (617) 451-2450
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darmody, Merlino & Co., LLP
(Name — *if individual, state last, first, middle name*)

75 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Clapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Andrew Clapp
Signature

President
Title

Karen Kirklys
Notary Public

KAREN A. KIRKLYS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 26, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEDERAL STREET CAPITAL, INC.

BOSTON, MASSACHUSETTS

SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM X-17A-5

FOR THE YEAR ENDED DECEMBER 31, 2001

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

TABLE OF CONTENTS

Darmody, Merlino & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS
75 Federal Street, Boston, Massachusetts 02110-1997

JOHN P. DARMODY, CPA - 1938 - 1961
PHILIP P. MCDONNELL, CPA - 1962 - 1995

FRANK A. MERLINO, CPA
GEORGE J. MCDONALD, CPA
ROBERT J. BOYLE, CPA
A. DENNIS BARBO, CPA
MICHAEL L. MEYERS, CPA
JOSEPH G. FAVUZZA, CPA

(617) 426-7300
FAX (617) 426-2245
http://www.darmodymerlino.com

Independent Auditor's Report

To the Board of Directors
Federal Street Capital, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Federal Street Capital, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Street Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darmody, Merlino & Co., LLP

January 28, 2002

	Allowable	Non-Allowable	Total
1. Cash	35,361 [0200]		35,361 [0750]
2. Receivables from brokers or dealers:			
A. Clearance account	[0295]		
B. Other	[0300]	[0550]	[0810]
3. Receivables from non-customers	[0355]	[0600]	[0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		[0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	3,300 [0610]	3,300 [0860]

The accompanying notes are an integral part of these financial statements.

6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	[0880]
A. Exempted securities	[0150]			
B. Other securities	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	[0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	[0900]

The accompanying notes are an integral part of these financial statements.

9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11.	Other assets	[0535]	2,041 [0735]	2,041 [0930]
12.	**TOTAL ASSETS**	35,361 [0540]	5,341 [0740]	40,702 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	[1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	[1560]
	B. Other	[1115]	[1305]	[1540]
15.	Payable to non-customers	[1155]	[1355]	[1610]
16.	Securities sold not yet purchased, at market value		[1360]	[1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]

The accompanying notes are an integral part of these financial statements.

18. Notes and mortgages payable:

A. Unsecured ____ [1210] ____ [1690]

B. Secured ____ [1211] ____ [1390] ____ [1700]

19. Liabilities subordinated to claims of general creditors:

A. Cash borrowings: ____ [1400] ____ [1710]

1. from outsiders ____ [0970]

2. Includes equity subordination (15c3-1(d)) of ____ [0980]

B. Securities borrowings, at market value: ____ [1410] ____ [1720]

from outsiders ____ [0990]

C. Pursuant to secured demand note collateral agreements: ____ [1420] ____ [1730]

1. from outsiders ____ [1000]

The accompanying notes are an integral part of these financial statements.

2. Includes equity subordination (15c3-1(d)) of ______ [1010]				
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. **TOTAL LIABLITIES**		[1230]	[1450]	[1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	5,000 [1792]
	C. Additional paid-in capital	60,182 [1793]
	D. Retained earnings	(24,480) [1794]
	E. Total	40,702 [1795]
	F. Less capital stock in treasury	[1796]

The accompanying notes are an integral part of these financial statements.

24.	**TOTAL OWNERSHIP EQUITY**	40,702 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	40,702 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 1/1/01 [3932] Period Ending 12/31/01 [3933] Number of months 12 [3931]

REVENUE		
1.	Commissions:	
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b. Commissions on listed option transactions	[3938]
	c. All other securities commissions	[3939]
	d. Total securities commissions	[3940]
2.	Gains or losses on firm securities trading accounts	
	a. From market making in options on a national securities exchange	[3945]
	b. From all other trading	[3949]
	c. Total gain (loss)	[3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	240,158 [3975]
8.	Other revenue	3,583 [3995]

The accompanying notes are an integral part of these financial statements.

9.	Total revenue		243,741 [4030]
EXPENSES			
10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		120,791 [4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		8,351 [4195]
15.	Other expenses		91,551 [4100]
16.	Total expenses		220,693 [4200]
NET INCOME			
17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		23,048 [4210]
18.	Provision for Federal Income taxes (for parent only) Subchapter S corp.		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		23,048 [4230]
MONTHLY INCOME			
23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		(21,923) [4211]

The accompanying notes are an integral part of these financial statements.

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		12,654 [4240]
	A. Net income (loss)		23,048 [4250]
	B. Additions (includes non-conforming capital of	5,000 [4262])	5,000 [4260]
	C. Deductions (includes non-conforming capital of	-0- [4272])	-0- [4270]
2.	Balance, end of period (From item 1800)		40,702 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	-0- [4300]
	A. Increases	-0- [4310]
	B. Decreases	-0- [4320]

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 23,048
Adjustment to reconcile net income to net cash provided by operating activities:	
Prepaid expenses	(2,041)
Net cash provided by operating activities	21,007
CASH FLOWS FROM FINANCING ACTIVITIES:	
Increase in additional paid-in capital	5,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	26,007
CASH AND CASH EQUIVALENTS, JANUARY 1, 2001	9,354
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2001	$ 35,361

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:	
Income taxes	$ 456

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1: SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company's operations consist of selling private venture capital interests in various investments.

During 2001, the stock of the Company was sold to an investor group and the Company changed its name from Bradford Gordon, Inc. to Federal Street Capital, Inc.

Cash and Cash Equivalents:

The Corporation considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company, with the consent of its stockholders, filed an election with the Internal Revenue Service to be classified as an S corporation for Federal and state income tax purposes. Consequently, the stockholders are generally taxed on their proportionate share of the Company's taxable income. These financial statements reflect only a minimum state income tax provision.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FEDERAL STREET CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2001

Note 1: SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment:

The stock investment held by the Company is stated at cost and consists of 300 shares of NASDAQ. This stock is non-transferable and not traded on the open market, thereby precluding any determination of current fair value.

Note 2: NET CAPITAL REQUIREMENTS

As a member of the National Association of Security Dealers and under Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain net capital of $5,000 or 1/5 of the aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2001, the Corporation had net capital and required net capital of $35,361 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was 0 to 1.

Note 3: RELATED PARTY TRANSACTIONS

Placement fees are derived from the sale of venture capital interests in investments which the shareholders of the Corporation are also investors and managers. During the year ended December 31, 2001, the Company received $240,158 in commissions from the sale of these interests. The Company also paid $120,791 in commissions to officers and shareholders for their part in the placement and managing of these investments.

Note 3: RELATED PARTY TRANSACTIONS - Continued

During the year, the Company entered into an agreement to rent office space from this entity for $27,413 per year. For the year ended December 31, 2001, rental expense was $12,569. Additionally, Federal Street Capital, Inc. has agreed to pay administrative and consulting fees to this related party. For the year ending December 31, 2001, these fees included:

Consulting	$30,000
Administrative expense	5,000
	$35,000

Note 4: DISCLOSURE OF SIGNIFICANT RISKS AND UNCERTAINTIES

Concentrations:

The Company operates principally in a single industry and geographical location. The Company had revenue of $240,158 during 2001 from the sale of interests in venture capital.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☒ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm (s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-___ [4335A]	___ [4335A2]	___ [4335B]
8-___ [4335C]	___ [4335C2]	___ [4335D]
8-___ [4335E]	___ [4335E2]	___ [4335F]
8-___ [4335G]	___ [4335G2]	___ [4335H]
8-___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	40,702 [3480]
2.	Deduct ownership equity not allowable for Net Capital	[3490]
3.	Total ownership equity qualified for Net Capital	40,702 [3500]
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0- [3520]

B. Other (deductions) or allowable credits (List)

	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	-0- [3525]
5. Total capital and allowable subordinated liabilities			40,702 [3530]
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		(5,341) [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		-0- [3610]	(5,341) [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8. Net capital before haircuts on securities positions			35,351 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A.	Contractual securities commitments		[3660]	
B.	Subordinated securities borrowings		[3670]	
C.	Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			[3736]	[3740]
10.	Net Capital			35,351 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	-0-- [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]

14.	Excess net capital (line 10 less 13)		30,361 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		30,361 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			-0- [3790]
17.	Add:			
	A. Drafts for immediate credit		-0- [3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		-0- [3810]	
	C. Other unrecorded amounts (List)			
		-0- [3820A]	-0- [3820B]	
		-0- [3820C]	-0- [3820D]	
		-0- [3820E]	-0- [3820F]	
			-0- [3820]	-0- [3830]
19.	Total aggregate indebtedness			-0- [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% -0- [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% N/A [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	-0- [4601]	[4602]	-0- [4603]	-0- [4604]	[4605]
_ [4610]	-0- [4611]	[4612]	-0- [4613]	-0- [4614]	[4615]
_ [4620]	-0- [4621]	[4622]	-0- [4623]	-0- [4624]	[4625]
_ [4630]	-0- [4631]	[4632]	-0- [4633]	-0- [4634]	[4635]
_ [4640]	-0- [4641]	[4642]	-0- [4643]	-0- [4644]	[4645]
_ [4650]	-0- [4651]	[4652]	-0- [4653]	-0- [4654]	[4655]
_ [4660]	-0- [4661]	[4662]	-0- [4663]	-0- [4664]	[4665]
_ [4670]	-0- [4671]	[4672]	-0- [4673]	-0- [4674]	[4675]
_ [4680]	-0- [4681]	[4682]	-0- [4683]	-0- [4684]	[4685]
_ [4690]	-0- [4691]	[4692]	-0- [4693]	-0- [4694]	[4695]
		TOTAL $	-0- [4699]		
			Omit Pennies		

FEDERAL STREET CAPITAL, INC.

RECONCILIATION OF AUDITED AND UNAUDITED
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT - FORM X-17A-5
AS OF DECEMBER 31, 2001

NET CAPITAL PER UNAUDITED FOCUS REPORT FOR THE QUARTER ENDED DECEMBER 31, 2001	$35,361
AUDITOR'S ADJUSTMENTS FOR ACCRUED EXPENSES AS OF DECEMBER 31, 2001	-
NET CAPITAL PER AUDITED FOCUS	$35,361

Darmody, Merlino & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS
75 Federal Street, Boston, Massachusetts 02110-1997

JOHN P. DARMODY, CPA - 1938 - 1961
PHILIP P. MCDONNELL, CPA - 1962 - 1995

FRANK A. MERLINO, CPA
GEORGE J. MCDONALD, CPA
ROBERT J. BOYLE, CPA
A. DENNIS BARBO, CPA
MICHAEL L. MEYERS, CPA
JOSEPH G. FAVUZZA, CPA

(617) 426-7300
FAX (617) 426-2245
http://www.darmodymerlino.com

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17a-5

To the Board of Directors
Federal Street Capital, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of Federal Street Capital, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Federal Street Capital, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and (2) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling

this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. Those were considered in determining the nature, timing and extent of the procedures to be performed during our audit of the financial statements of Federal Street Capital, Inc. for the year ended December 31, 2001, and this report does not affect our report thereon dated January 28, 2002.

Darmody, Merlino & Co., LLP
75 Federal Street, Boston, Massachusetts 02110-1997

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Darmody, Merlino & Co., LLP

January 28, 2002